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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                   Commission File Number 0-5703
                                                                          ------

                          NOTIFICATION OF LATE FILING

   (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

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For Period Ended:                SEPTEMBER 30, 1996
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[ ] Transition Report on Form 10-K                 [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F                 [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
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For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

                        PART I.  REGISTRANT INFORMATION

Full name of registrant       SIEBERT FINANCIAL CORP.
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Former name if applicable     J. MICHAELS, INC.
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                               885 Third Avenue
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Address of principal executive office (Street and number)

City, State and Zip Code  New York, NY 10022
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                       PART II.  RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                          PART IV.  OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

        T. K. FLATLEY                            (212)     644-2400
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            (Name)                               (Area code)  (Telephone number)





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         (2)  Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [ ] No

         If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SIEBERT FINANCIAL CORP.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    NOVEMBER 13, 1996                   By:     T.K. Flatley
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                                            T. K. Flatley, CFO

                 Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



         Narrative for Item IV.3

         The Registrant has previously announced that it is discontinuing its retail furniture business and plans to distribute the proceeds to its shareholders, so the Registrant's financial statements reflect all of its operations as a discontinued operation and all of its assets as assets held for disposal. Subsequent to the end of the fiscal quarter, the merger of Muriel Siebert Capital Markets Group Inc. with and into J. Michaels, Inc., and the change of name to Siebert Financial Corp., was consummated.





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